

Mail Stop 6010

October 21, 2008

<u>VIA U.S. MAIL</u>

John C. Thomas Jr.
Principal Financial Officer
Mimedx Group, Inc.
1234 Airport Road, Suite 105
Destin, Florida 32541

      Re: **Mimedx Group, Inc.**
              Form 10-K for the year ended March 31, 2008
              Filed June 27, 2008
              File No. 000-52491

Dear Mr. Thomas:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Angela Crane
                         Branch Chief